Mail Stop 3561

      							September 6, 2005

Mr. Daniel Bertrand
Executive Vice President
    and Chief Financial Officer
Mamma.com Inc.
388 St. Jacques Street West
9th Floor
Montreal, Quebec
Canada, H2Y 1S1

      RE:	Mamma.com Inc.
Form 20-F for Fiscal Year Ended December 31, 2004
File No. 000-17164

Dear Mr. Bertrand:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Income taxes (recovery), page 45

1. Your income taxes (recovery) discussion for 2003 and 2002 includes only your media solutions segment. We note that beginning in 2004, you operate in only one business segment. Please revise your discussion to reflect your current operating structure.

Risks and uncertainties, page 48

2. Refer to your discussion of the class action lawsuit filed against you. Revise your disclosure to provide a range of potential liability.

Period-to-Period Comparisons, page 58

3. Refer to your quarterly financial highlights for 2003 which are labeled as "restated". Please clarify for readers what restatement you are referring to here.

28  United States generally accepted accounting principles, page
133

4. We note that you adopted the fair value method of accounting for stock based compensation for both U.S. and Canadian GAAP during 4th quarter of 2003, retroactive to 1/1/03. Based on your disclosures on page 136, you had used the intrinsic value method under U.S. GAAP prior to 2003. It is unclear however, how you accounted for stock based compensation under Canadian GAAP prior to 2003. Your reconciling item on page 134 appears to show a favorable adjustment in 2002 reconciling from Canadian to U.S. GAAP treatment of stock-based compensation. Please clarify what accounting method you used for stock-based compensation under Canadian GAAP prior to 2003.

5. Refer to your reconciliation table on page 134. It appears that reconciling items are presented net of taxes. Revise your reconciliation to reflect gross presentation of all reconciling items.

6. Refer to your discussion of non-refundable tax credits on page
137. Please revise to present the tax credits in the table on page
134 as reduction of your provision for income taxes, as an adjustment for determining earnings (loss) from continuing operations in accordance with U.S. GAAP.

7. Refer to your discussion of property, plant and equipment on pages
107 and 128 where you show that amounts are recorded at cost less applicable tax credits. Tell us how you determined this was permitted under U.S. GAAP or provide appropriate discussion and reconciliation to U.S. GAAP.

29  Subsequent events, page 137

8. We note it is your intention, under Canadian GAAP, to reverse in
2005 stock based compensation expense recognized in 2004. Please explain to us how you will account for the cancellation of stock options in 2005 for U.S. GAAP reporting purposes. Tell us if you intend to reverse previously recognized compensation expense for U.S.
GAAP reporting purposes and, if so, justify this accounting to us. You should refer us in your response to any US accounting literature that supports your accounting.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


You may contact Kenya Wright, Staff Accountant, at (202) 551-3373
or
Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-
3361
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.


                                                Sincerely,



                                                Larry Spirgel
                                                Assistant Director
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Mr. Daniel Bertrand
Mamma.com Inc.
September 6, 2005
Page 1